

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2023

Susan Qiaoling Li
Chief Executive Officer
CooTek (Cayman) Inc.
11F, T2, No.16, Lane 399, Xinlong Road, Minhang District
Shanghai, 20110 1
People's Republic of China

   Re: CooTek (Cayman) Inc.
    Form 20-F for the Fiscal Year Ended December 31, 2022
    File No. 001-38665

Dear Susan Qiaoling Li:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Disclosure Review Program

cc: Haiping Li